Exhibit 99.8

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the 13 months ended September 30, 2007 (the "Annual Report") of Tournigan Gold Corporation (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to references to my name in the Company's Annual Information Form, Management's Discussion and Analysis and to all other references to my name included or incorporated by reference in the Annual Report.

Sincerely,

/s/ "Dibya Kanti Mukhopadhyay"

Dibya Kanti Mukhopadhyay, M.Sc. MAusIMM (#225557)
Senior Mineral Resource Geologist
Micon International Co. Limited

Dated this 25th day of January, 2008